OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 5th day of January 2016 by and between Hatteras Funds, LP, a Delaware limited partnership (formerly a Delaware limited liability company known as Hatteras Funds, LLC) (the “Adviser”) and Hatteras Alternative Mutual Funds Trust, a Delaware statutory trust (the “Trust”), regarding each series of the Trust listed in Appendix A (the “Funds”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Investment Advisory Agreement”); and

WHEREAS, the Funds, and each of their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each class of the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, the operating services fee detailed in the Operating Services Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, dividends and interest paid on short sales, brokerage commissions, acquired fund fees and expenses of non-affiliated investment companies, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Trust hereby agrees to reimburse the Adviser for any excess expense payments that are paid or absorbed by the Adviser pursuant to this Agreement set forth above ("Excess Expenses"), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Operating Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein until April 30, 2017 and for consecutive one year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By: _________________________
Name: J. Michael Fields
Title: Secretary

HATTERAS FUNDS, LP

By: __________________________
Name: J. Michael Fields
Title:  Chief Operating Officer

Appendix A
To OPERATING EXPENSES LIMITATION AGREEMENT

Separate Series of Hatteras Alternative Mutual Funds Trust

	Operating Expense Limit (as a % of average daily net assets)
Fund	Class A	Class C	Institutional Class	Class H	No Load
Hatteras Alpha Hedged Strategies Fund	3.49%	4.24%	2.99%	—	2.99%
Hatteras Alternative Multi-Manager Fund	2.50%	3.25%	2.25%	—	—
Hatteras Long / Short Debt Fund	2.99%	3.74%	2.49%	—	—
Hatteras Long / Short Equity Fund	2.99%	—	2.49%	—	—
Hatteras Managed Futures Strategies Fund	2.99%	—	2.49%	—	—
Hatteras Market Neutral Fund	2.99%	3.74%	2.49%	2.00%	—
Hatteras Event Driven Fund	—	—	—	2.00%	—
Hatteras Disciplined Opportunity Fund	2.00%	—	1.75%	—	—

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By:____________
Name: J. Michael Fields
Title: Secretary

HATTERAS FUNDS, LP

By:______________
Name: J. Michael Fields
Title: COO